FORM 12b-25

Notification of Late Filing Form 10-QSB for the Period Ended
March 31, 1997

PART I - REGISTRANT INFORMATION

Quadrax Corporation
300 High Point Avenue
Portsmouth, RI 02871

PART II - RULES 12b-25(b) and (c)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject quarterly report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date.

(c) Not Applicable

Part III - NARRATIVE

Additional time is required to finalize preparation of the Form 10-QSB due to the need to integrate data from a recent acquisition.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Edward A. Stoltenberg   (401) 683-6600

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act 1940 during the preceding 12 months period that the registrant was required to file such reports been filed?
           (X) Yes   ( ) No

(3) Is it anticipated that any significant change in reults of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report?

           ( ) Yes   (X) No


Quadrax Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  May 12, 1997



By    /S/ Edward A. Stoltenberg
          EDWARD A. STOLTENBERG, Chief Financial Officer